CORRESPONDENCE

Will Liebmann
210.281.7075/fax: 210.224.2035
wliebmann@akingump.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	VeriChip Corporation

Form S-1 Registration Statement

Ladies and Gentlemen:

On behalf of VeriChip Corporation (the “Company”), we enclose for filing by EDGAR the Registration Statement on Form S-1 for the Company’s initial public offering of common stock.

Please call me at (210) 281-7075 or, in my absence, Seth Molay at (214) 969-4780 if you have any questions.

Very truly yours,

/s/ Will Liebmann
Will Liebmann

Enclosure

cc:	Kevin H. McLaughlin, VeriChip Corporation
Nurez Khimji, VeriChip Corporation
Seth Molay, Esq. [Firm]

300 Convent Street, Suite 1500 / San Antonio, Texas 78205 / 210.281.7000 / fax: 210.224.2035 / www.akingump.com